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                                                               Exhibit 99.(c)(4)



                                 [FINANSA LOGO]



March 22, 2002


The Special Committee of King Power International Group Co., Ltd.
25th - 27th Floor, Siam Tower
989 Rama I Road, Patumwan
Bangkok 10330

Attn:    Khun Chulchit Bunyaketu; and
         Members of the Special Committee


We refer to our Valuation Report dated October 1, 2001 and delivered to the Special Committee in connection with its deliberation and determinations in connection with the merger and delisting transaction ("MERGER PLAN") of King Power International Group Co., Ltd. ("KING POWER").

In our capacity as the financial advisor to the Special Committee under that certain Mandate Letter dated September 21, 2001, it has come to our attention that the Merger Plan is now being put forward to the Shareholders of King Power, including certain filings with the United States' Securities and Exchange Commission (the "SEC") under the securities laws of the United States.

We wish to respectfully remind the Special Committee that valuation data in the Valuation Report was based on certain economic assumptions and methodologies undertaken in close proximity to the September 11, 2001 attacks on the United States and the projections of adverse economic consequences prevalent at that time. Current economic conditions may not support certain of those assumptions and, hence, the Valuation Report and the surrounding disclosures made in the Proxy Statement filings with the SEC may be interpreted as misleading to the Minority Shareholders.

We would expect that you have considered these circumstances in the overall context of the Merger Plan and will take appropriate action, if you determine it to be necessary.


Very truly yours,
FINANSA SECURITIES LIMITED


/s/ Pitada Vatcharasiritham
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Pitada Vatcharasiritham
Executive Director